SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

 1. Name and Address of Reporting Person*

Ambrosio       Costantino

(Last)            (First)            (Middle)

care of Vicuron Pharmaceuticals Inc.
455 South Gulph Road, Suite 305

(Street)

King of Prussia     PA         19406

(City)      (State)          (Zip)

2. Date of Event Requiring Statement (Month/Day/Year) 2/28/03 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Versicor Inc.  VERS  (subsequently changed to Vicuron Pharmaceuticals Inc. (Nasdaq: MICU)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

 X  Director

      10% Owner

 X  Officer (give title below)

      Other (specify below)

Chief Manufacturing Officer

 6. If Amendment,
    Date of Original
    (Month/Day/Year)

03/06/2003

 7. Individual or Joint/Group

    Filing (Check Applicable Line)

 X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common stock	141,600	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to purchase common stock	(1)	(1)	Common stock	88,500	$10.62	D
Option to purchase common stock	(2)	(2)	Common stock	400,000	$10.62	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)                                  This option was granted by Versicor on March 1, 2003 (Italy time, or February 28, 2003 Pennsylvania time) under its 2002 Stock Option Plan as a replacement stock option upon the effectiveness of the merger between Versicor and Biosearch Italia.  Subject to continued service as a director, the option vests as to 25% of the underlying shares 12 months after the date of grant and the balance of 75% vests in 36 equal monthly installments (with each installment vesting on the 28th day of each month) commencing 13 months after the date of grant.

(2)                                  This option was granted by Versicor on March 1, 2003 (Italy time, or February 28, 2003 Pennsylvania time) under its 2001 Stock Option Plan.  Subject to continued service as a director, the option vests as to 25% of the underlying shares 12 months after the date of grant and the balance of 75% vests in 36 equal monthly installments (with each installment vesting on the 28th day of each month) commencing 13 months after the date of grant.

Peter T. Healy, Esq. (by power of attorney)

4/16/03
** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002